NOTICE OF SPECIAL MEETING
TO BE HELD ON DECEMBER 19, 2016

MANAGEMENT INFORMATION CIRCULAR
AND
PROXY STATEMENT

November 10, 2016

145 King Street West, Suite 2870
Toronto, Ontario
M5H 1J8

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON
December 19, 2016

Meeting Date, Location and Purpose

Notice is hereby given that a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares of Americas Silver Corporation (the “Company”) will be held at 10:00 a.m. (Toronto time) on Monday, December 19, 2016 in the Saskatchewan Room at the Fairmont Royal York Hotel, 100 Front Street West, Toronto, ON, M5J 1E6, for the following purposes:

1.

to consider and, if deemed advisable, to pass, with or without variation, a special resolution authorizing an amendment to the Articles of the Company so as to, if deemed advisable by the Board of Directors of the Company, consolidate the Company’s issued and outstanding common shares on the basis set out in the management information circular of the Company dated November 10, 2016 (the “Circular”); and

2.	to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying Circular. The Circular is deemed to form part of this notice of Meeting. Please read the Circular carefully before you vote on the matters being transacted at the Meeting.

This notice is accompanied by a form of proxy, and the Circular.

The board of directors of Americas Silver Corporation (the “Board of Directors”) has fixed the close of business on November 17, 2016 as the record date for the determination of the shareholders entitled to notice of and to vote at the Meeting, and any adjournment or postponement thereof.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Circular. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy accompanying this notice of Meeting and in the Circular.

Accessing Materials online

The Circular and form of proxy can be viewed online under the Company’s profile at www.sedar.com or at www.americassilvercorp.com/s/specialmeeting.asp.

The Company urges shareholders to review the Circular before voting.

DATED at Toronto, Ontario this 10th day of November, 2016.

BY ORDER OF THE BOARD OF DIRECTORS OF AMERICAS SILVER CORPORATION

Signed:	“Darren Blasutti”
Darren Blasutti
President and Chief Executive Officer

SPECIAL MEETING OF SHAREHOLDERS

MANAGEMENT INFORMATION CIRCULAR
AND
PROXY STATEMENT

TABLE OF CONTENTS

	Page		Page

GENERAL PROXY INFORMATION	1	Effects of the Share Consolidation on
Voting Process – Registered Shareholders	1	Convertible Securities	8
Appointment of Proxies	1	Procedure for Implementing the Share Consolidation	8
Voting Common Shares by Proxy	2	No Dissent Rights	9
Deadline for Receipt of Proxies	2	Accounting Consequences	9
Revocation of Proxies	2	Share Consolidation Resolution	9
Exercise of Discretion by Proxies	3	Recommendation of the Company’s Board of Directions on the Share Consolidation Resolution	10
Voting by Non-Registered Shareholders	3	Other Matters which may come before the Meeting	10
Voting Shares and Principal Holders Thereof.	4	INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	10
BUSINESS OF THE MEETING	5	INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	11
Share Consolidation	5	ADDITIONAL INFORMATION	11
Reasons for the Share Consolidation	6	BOARD APPROVAL	11
Listing on a US Exchange	6
Benefits of the Share Consolidation to Shareholders	6
Risk Factors Associated with the Share Consolidation	7
No Fractional Shares	7
Effects of the Share Consolidation on Common Shares	7

-i-

MANAGEMENT INFORMATION CIRCULAR

DATED NOVEMBER 10, 2016

GENERAL PROXY INFORMATION

This Management Information Circular (the “Circular”) is provided in connection with the solicitation of proxies being made by the management of Americas Silver Corporation (“Americas Silver” or the “Company”) for use at the Company’s Special Meeting (the “Meeting”) of holders (“shareholders”) of common shares (“Common Shares”) to be held on December 19, 2016 at the time and place and for the purposes set forth in the accompanying notice of Meeting (the “Notice of Meeting”).

References in this Circular to the Meeting include any adjournment or postponement thereof. While it is expected that the solicitation will be made by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company. The Company may also use the services of a proxy advisory firm. The aggregate fees for any advisory proxy firm would be borne by the Company.

The record date for the Meeting is November 17, 2016 (the “Record Date”). The Record Date is the date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 10:00 a.m. (Toronto time) on December 15, 2016, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.

Unless otherwise stated, the information contained in this Circular is as at November 10, 2016.

Voting Process – Registered Shareholders

Appointment of Proxies

The persons named in the enclosed instrument of proxy are officers and/or directors of the Company. A registered shareholder can appoint another person, who need not be a shareholder, to represent him or her at the meeting by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

A registered shareholder appointing a proxy holder may indicate the manner in which the appointed proxy holder can vote with respect to any specific item by checking the space opposite the item on the proxy. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item should be left blank. The Common Shares represented by the proxy submitted by a shareholder will be voted or withheld from voting in accordance with the directions, if any, given in the proxy.

Voting Common Shares by Proxy

Registered shareholders at the close of business on November 17, 2016 may vote their proxies as follows:

On the Internet:

Go to the website indicated on the proxy form and follow the instructions on the screen. If you return your proxy via the internet, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided. Complete your voting instructions and submit your vote.

By Mail:

Complete the form of proxy and return it in the envelope provided. If you return your proxy by mail you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of proxy. Complete your voting instructions and date, sign and return the form.

By Facsimile:

Complete the form of proxy and return it by facsimile to 1-866-249-7775 (Canada and U.S.) or 1-416-263-9524 (International). If you return your proxy by facsimile you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of proxy. Complete your voting instructions and date, sign and return the form.

Deadline for Receipt of Proxies

The deadline for receiving duly completed and executed forms of proxy or submitting your proxy by facsimile or over the internet is by 10:00 am (Toronto time) on December 15, 2016, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting. A shareholder attending the Meeting has the right to vote in person and if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment or postponement thereof. Notwithstanding the foregoing, the Chair of the Meeting has the sole discretion to accept proxies received after such deadline but is under no obligation to do so.

Revocation of Proxies

A proxy submitted pursuant to this solicitation may be revoked in any manner permitted by law and by written notice, signed by the shareholder or by the shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney), and deposited with the Company’s transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used.

A proxy submitted pursuant to this solicitation may also be revoked prior to the commencement of voting by attending the Meeting in person and registering with the scrutineers as a registered shareholder personally present.

A revocation of proxy does not affect any matter on which a vote has been taken before the revocation.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, the relevant Common Shares will be voted in favour of the passing of all the resolutions described below.

The enclosed form of proxy confers discretionary authority on the persons named in the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if amendments or variations to any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the non-registered shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting Common Shares for the broker’s clients.

Therefore, non-registered shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person or that the Common Shares are duly registered in their name.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from non-registered shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return and voting instructions to clients, which should be carefully followed by non-registered shareholders in order to ensure that their Common Shares are voted at the Meeting. Common Shares beneficially owned by a non-registered shareholder are registered either:

i.

in the name of an intermediary (“Intermediary”) that the non-registered shareholder deals with in respect of the Common Shares (Intermediaries include, amongst others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

ii.

in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. in Canada or The Depository Trust & Clearing Corporation in the United States) of which the Intermediary is a participant.

In accordance with applicable securities law requirements, the Company will distribute copies of the Notice of Meeting and the form of proxy, together with the Circular in the case of certain non-registered shareholders to the clearing agencies and Intermediaries for distribution to non-registered shareholders.

Intermediaries are required to forward the applicable proxy-related materials to non-registered shareholders unless a non-registered shareholder has waived the right to receive them. Intermediaries often use service companies to forward the proxy-related materials to non-registered shareholders. Generally, non-registered shareholders who have not waived the right to receive proxy-related materials will either:

i.

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the non-registered shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre- printed form; or

ii.

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the non-registered shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered shareholder when submitting the proxy. In this case, the non-registered shareholder who wishes to submit a proxy should carefully follow the instructions of their Intermediary, including those regarding when and where the completed proxy is to be delivered.

In either case, the purpose of these procedures is to permit non-registered shareholders to direct the voting of the Common Shares that they beneficially own. Since only registered shareholders and their proxies may attend and vote at the Meeting, if a non-registered shareholder attends the Meeting the Company will have no record of the non-registered shareholder’s shareholding or of his, her or its entitlement to vote unless the non-registered shareholder’s nominee has appointed the non-registered shareholder as proxyholder. Therefore, a non-registered shareholder who receives one of the above forms and wishes to vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered shareholder), the non-registered shareholder should strike out the names of the persons listed and insert the non-registered shareholder or such other person’s name in the blank space provided. In either case, non-registered shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A non-registered shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the non-registered shareholder’s Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies.

In all cases it is important that the voting instruction form or form of proxy be received by the Intermediary or its agent sufficiently in advance of the deadline set forth in the Notice of Meeting to enable the Intermediary or its agent to provide voting instructions on your behalf before the deadline.

Voting Shares and Principal Holders Thereof

The Record Date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is November 17, 2016. As of the date of this Circular, November 10, 2016, the Company had 474,209,938 Common Shares issued and outstanding. Each Common Share carries the right to one vote on all matters to be acted on at the Meeting. Each registered shareholder on the Record Date will be entitled to vote at the Meeting or any adjournment or postponement. All such registered shareholders are entitled to attend and vote in person at the Meeting the Common Shares held by them or, provided a completed and executed proxy has been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote by proxy at the Meeting the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

BUSINESS OF THE MEETING

Share Consolidation

With the exception of the anticipated post-consolidation common share numbers set forth in this proposal, Common Share numbers set forth in this Circular do not reflect the effect of the proposed Share Consolidation.

Shareholders will be asked to consider and approve a special resolution in the form set forth herein (the

“Share Consolidation Resolution”), authorizing, if deemed advisable by the Board of Directors, an amendment to the Articles of the Company to consolidate the issued and outstanding common shares of the Company on the basis of a consolidation ratio to be selected by the Board of Directors, in its sole discretion, provided that the ratio shall be no smaller than one new post-consolidation common share for each 10 pre-consolidation common shares and no larger than one new post-consolidation common share for each 18 pre-consolidation common shares (the “Share Consolidation”). If the Share Consolidation Resolution is adopted by shareholders, the Board of Directors will have the authority to effect the Share Consolidation, at such time as the Board of Directors shall deem appropriate, but in any event not later than December 19, 2017, by filing Articles of Amendment subject to the Board of Directors authority to decide not to proceed with the filing of Articles of Amendment and the implementation of the Share Consolidation. In order to be adopted, the Share Consolidation Resolution must be approved by at least two-thirds of the votes cast by the holders of the common shares, either present in person or represented by proxy at the Meeting.

The Share Consolidation is subject to regulatory approval, including approval of the Toronto Stock Exchange (the “TSX”). As a condition to the approval of a consolidation of shares listed for trading on the TSX, the TSX requires, among other things, that the Company must meet, post-consolidation, the continued listing requirements contained in Part VII of the TSX Company Manual.

At the close of business on November 10, 2016, the closing price of the Common Shares on the TSX was $0.31 and there were 474,209,938 Common Shares issued and outstanding.

The following table sets out the approximate number of Common Shares that would be outstanding as a result of a Share Consolidation at the ratios indicated:

Proposed Consolidation Ratio	Approximate Number of Outstanding Common Shares (Post-Consolidation)(1)
1 for 10	47,000,000
1 for 18	26,000,000

NOTE:

(1)     Based on the number of Common Shares outstanding on November 10, 2016.

The Company does not expect the Share Consolidation itself to have any economic effect on shareholders, warrantholders or holders of stock options or other share based awards. However, securityholders should consult their own tax advisors with respect to the particular tax consequences of the Share Consolidation to such securityholder.

Unless otherwise specified, the persons named in the accompanying form of proxy intend to vote for the Share Consolidation Resolution. The amendment of the Articles will not have any effect on the day-to-day operations of the Company.

Reasons for the Share Consolidation

The Board of Directors believes that it is in the best interests of the Company and the Company's shareholders to reduce the number of outstanding Common Shares by way of the Share Consolidation, in order to enable the Common Shares to trade at a higher price per share which will help facilitate any potential listing on a recognized U.S. stock exchange (a “US Exchange”) and also position the Common Shares in the best possible manner to attract investor interest from the United States, Canada and other jurisdictions. The Company believes that the ratio range for the Share Consolidation will be adequate to facilitate a listing on a US Exchange.

Listing on a US Exchange

The Company expects that it may pursue a listing of the Common Shares on a US Exchange, and must effect a consolidation of the Common Shares to achieve and maintain the minimum share trading price required to satisfy listing requirements of the applicable US Exchange. Many North America focused silver production and development companies are listed on a US Exchange, and the Company believes that such US-listed companies generally have better access to US institutional and retail investors and have relatively better overall trading liquidity compared to the Company today. The Company also believes that any potential listing of the Common Shares on a US Exchange would increase the visibility of the Company’s strategic position within the US relative to other publicly traded silver companies.

Benefits of the Share Consolidation to Shareholders

Higher price levels for consolidated shares could result in potentially less volatility in the price levels of the Common Shares on a percentage basis.

Investors could benefit from relatively lower trading costs associated with a higher consolidated share price. It is likely that many investors pay commissions based on the number of common shares traded when they buy or sell their common shares. If the consolidated share price were higher, investors may pay lower commissions to trade a fixed dollar amount of consolidated shares than they would if they traded the same dollar amount of existing shares.

The combination of potentially lower transaction costs and increased access to a larger pool of investors may ultimately improve the trading liquidity of the consolidated shares.

Risk Factors Associated with the Share Consolidation

Potential Decline of Market Capitalization

There are numerous factors and contingencies that could affect the prices of existing shares and consolidated shares, including the Company’s reported financial results in future periods, and general economic, geopolitical, stock market and industry conditions. Accordingly, the market price of the consolidated shares may not be sustainable at the direct arithmetic result of the Share Consolidation, and may be lower. If the market price of the consolidated shares is lower than it was before the Share Consolidation on an arithmetic equivalent basis, the Company’s total market capitalization (the aggregate value of all common shares at the then market price) after the Share Consolidation may be lower than before the Share Consolidation.

Potential for Adverse Effect on the Liquidity of the Common Shares

If the Share Consolidation is implemented and the market price of the consolidated shares declines, the percentage decline may be greater than would occur in the absence of the Share Consolidation. The market price of the consolidated shares will, however, also be based on the Company’s performance and other factors, which are unrelated to the number of common shares outstanding.

Discretion of the US Exchange

Even if the minimum required share price for the Company’s common shares is attained, the Company may not otherwise satisfy the requirements of the applicable US Exchange and the Company’s common shares may not be listed.

No Fractional Shares

No fractional shares will be issued as a result of the Share Consolidation. In the event that the Share Consolidation would otherwise result in the issuance of a fractional share, such fraction will be rounded down to the nearest whole number of a common share.

Effects of the Share Consolidation on Common Shares

The consolidation ratio will be the same for all common shares. Except for any variances attributable to the rounding down of fractional shares, the change in the number of issued and outstanding common shares that will result from the Share Consolidation will cause no change in the capital attributable to the common shares and will not materially affect any shareholder’s percentage ownership in the Company, even though such ownership will be represented by a smaller number of consolidated shares.

In addition, the Share Consolidation will not materially affect any shareholder’s proportionate voting rights. Each consolidated share outstanding after the share consolidation will have the same rights and privileges as the existing shares.

The implementation of the Share Consolidation would not affect the total shareholders’ equity of the Company or any components of shareholders’ equity as reflected on the Company’s financial statements except to change the number of issued and outstanding common shares to reflect the Share Consolidation.

Effects of the Share Consolidation on Convertible Securities

The exercise or conversion price and/or the number of common shares issuable under outstanding convertible securities, including stock options, warrants, rights or any other similar securities of the Company exercisable for, or convertible or exchangeable into, pre-consolidation common shares ("Convertible Securities") that has not been exercised or cancelled prior to the effective date of the implementation of the Share Consolidation will be proportionately adjusted pursuant to the terms thereof on the same exchange ratio described above and each holder of pre-consolidation Convertible Securities will become entitled to receive post-consolidation common shares pursuant to such adjusted terms, where required and subject to TSX approval.

Shareholder approval is not required in order for the Board of Directors to make the necessary adjustments to Convertible Securities to give effect to the Share Consolidation.

Procedure for Implementing the Share Consolidation

If the Share Consolidation Resolution is approved by shareholders and the Board of Directors decides to implement the Share Consolidation, the Company will file Articles of Amendment with the Director under the Canada Business Corporations Act (the “CBCA”) in the form prescribed by the CBCA to amend the Company’s Articles. The Share Consolidation will become effective as specified in the articles of amendment and the certificate of amendment issued by the Director under the CBCA (the “Share Consolidation Effective Date”), which will be a date to be coordinated with the TSX and announced in advance by the Company. On the Share Consolidation Effective Date, the Common Shares will be consolidated on the basis described above. The post-consolidation Common Shares are expected to trade on a consolidated basis on the TSX within two to three trading days following the Share Consolidation Effective Date.

Letter of Transmittal

If, following the adoption of the Share Consolidation Resolution, the Board of Directors decides to proceed with the Share Consolidation, the Company will issue a press release regarding the implementation of the Share Consolidation and applicable consolidation ratio. Enclosed with this Circular is a letter of transmittal (the “Letter of Transmittal”), which contains instructions on how to obtain new certificates representing post-consolidation common shares following the issuance of such press release. The Letter of Transmittal contains procedural information relating to the Share Consolidation and should be reviewed carefully, and filled out by you if you are a registered shareholder, or by your broker, investment dealer, bank, trust company or other intermediary, if you are a non-registered shareholder (see section Voting by Non-Registered Shareholders). If you are a non-registered shareholder, you must ensure that your Intermediary completes the necessary transmittal documents to ensure that you receive the post-consolidated common shares to which you are entitled if the Share Consolidation is completed.

The enclosed Letter of Transmittal must be validly completed, duly executed and returned with the shareholder's certificate(s) representing pre-consolidation common shares, and any other documentation as provided in the Letter of Transmittal, to the offices of the Company's transfer agent, as specified in the Letter of Transmittal. In the event that the Share Consolidation is not completed, share certificates will be promptly returned. Upon surrender to the Company's transfer agent of a validly completed and duly executed Letter of Transmittal, the certificate(s) representing pre-consolidation common shares and any other documentation as provided in the Letter of Transmittal, the Company's transfer agent will deliver to such holder, new post-consolidation common share certificate(s) representing the number of post-consolidation common shares to which the holder is entitled pursuant to the Share Consolidation.

The use of the regular mail to transmit certificates representing the pre-consolidation common shares and the Letter of Transmittal is at each shareholder’s risk. The Company recommends that such certificates and documents be delivered by hand to the Company's transfer agent and a receipt therefor be obtained or that registered mail be used.

REGISTERED SHAREHOLDERS SHOULD NEITHER DESTROY NOR SUBMIT ANY SHARE CERTIFICATE UNTIL AFTER THE COMPANY ISSUES A PRESS RELEASE ANNOUNCING THE SHARE CONSOLIDATION EFFECTIVE DATE (IF ANY).

No Dissent Rights

Under the CBCA, shareholders do not have the right to dissent in respect of the Share Consolidation Resolution.

Accounting Consequences

Following the Share Consolidation, net income or loss per share, and other per share amounts, will be increased in absolute terms because there will be fewer Common Shares issued and outstanding. In future financial statements, net income or loss per share and other per share amounts for periods ending before the Share Consolidation will be recast to give retroactive effect to the Share Consolidation.

Share Consolidation Resolution

Shareholders of the Company will be asked at the Meeting to consider and approve the following Special Resolution authorizing the Consolidation:

"BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.

Americas Silver Corporation (the “Company”) is hereby authorized to apply for a certificate of amendment under Section 173 of the Canada Business Corporations Act (the “CBCA”) to amend its Articles to change the number of issued and outstanding common shares of the Company (the “Common Shares”) by consolidating the issued and outstanding Common Shares on the basis of a consolidation ratio to be selected by the board of directors of the Company (the “Board”), in its sole discretion, provided that the ratio shall be no smaller than one new post-consolidation Common Share for each 10 pre-consolidation Common Shares and no larger than one new post-consolidation Common Share for each 18 pre-consolidation Common Shares (the “Share Consolidation”), and in the event that the Share Consolidation would otherwise result in the issuance of a fractional share, no fractional share will be issued and such fraction will be rounded down to the nearest whole number, such amendment to become effective at a date in the future to be determined by the Board as it deems appropriate, but in any event not later than December 19, 2017, subject to approval of the Toronto Stock Exchange;

2.

notwithstanding that this Special Resolution has been duly adopted by the shareholders of the Company, the Board, in its sole discretion and without the requirement to obtain any further approval from shareholders of the Company, is hereby authorized and empowered to revoke this Special Resolution at any time before it is acted upon without notice to, or approval of, the shareholders of the Company; and

3.

any director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute, or to cause to be executed, whether under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such other documents and instruments, and to do or cause to be done all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable in order to carry out the intent of this special resolution, including, without limitation, the determination of the effective date and time of the Share Consolidation and the delivery of articles of amendment in the prescribed form to the Director appointed under the CBCA, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.”

Recommendation of the Company’s Board of Directions on the Share Consolidation Resolution

Management and the Board of Directors believe that the Share Consolidation is in the best interests of shareholders and the Company. The Board of Directors has unanimously approved the Share Consolidation, and recommends that shareholders vote FOR the Share Consolidation Resolution.

In order to pass the above Special Resolution, a majority of not less than two-thirds of the votes cast by Shareholders who vote, in person or by proxy on the Special Resolution, at the Meeting is required. Unless otherwise expressly directed, the persons named in the enclosed form of proxy accompanying this Circular intend to vote FOR the approval of the Share Consolidation Resolution.

Other Matters which may come before the Meeting

Management knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters which are not known to management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed financial year, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director, executive officer or 10% shareholder of the Company or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or any proposed transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found under the Company’s profile at www.sedar.com. Additional financial information is provided in the Company’s annual financial statements for the fiscal year ended December 31, 2015, the notes appended thereto and in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2015 which can be obtained upon request to the Company or by going to the Company’s profile at www.sedar.com. The Company may require payment of a reasonable charge if the request is made by a person or company who is not a shareholder of the Company.

BOARD APPROVAL

The contents and sending of this Circular have been approved by the Board of Directors. A copy of this Circular has been sent to each director of the Company, each shareholder entitled to notice of the Meeting and to the auditors of the Company.

DATED this 10th day of November, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

“Darren Blasutti”
Darren Blasutti
President and Chief Executive Officer